Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the (i) Registration Statement (Form S-8 No. 333-143786) and Registration Statement (Form S-8 No.333-183483) pertaining to the Amended and Restated 2006 Equity Incentive Plan of Cyclacel Pharmaceuticals, Inc. and (ii) Registration Statement (Form S-3 No. 333-187801) and related Prospectus of Cyclacel Pharmaceuticals Inc., for the registration of common stock, preferred stock, warrants, debt securities, rights, purchase contracts and units, of our report dated April 1, 2013, with respect to the consolidated balance sheet as of December 31, 2012 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2012 of Cyclacel Pharmaceuticals, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2013.

/S/ ERNST & YOUNG LLP

Metro Park, New Jersey
March 26, 2014